July 9, 2007

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Broadcast International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2007

File No. 000-13316

Dear Ms. LaMothe:

This letter is submitted on behalf of Broadcast International, Inc. (“Broadcast” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 as set forth in your letter to Rodney M. Tiede, dated June 25, 2007.  For your convenience, we have restated your comment in full.

Form 10-K

Financial Statements and Notes

Note 6- Long Term Obligations, page F-19

1.  We note that in fiscal year 2006 a $1,000,000 three-year convertible note and related warrants was issued to Triage Capital Management and in fiscal year 2005 $3,000,000 of 6% senior secured convertible notes and warrants were issued to four institutional funds.  We also note that both notes and warrants were accounted for pursuant to EITF 00-19 and SFAS 133.  Please advise us of the impact of FSP EITF 00-19-2 on your accounting treatment for these notes and warrants going forward.

Response:

The Company has concluded that FSP EITF 00-19-2 does not change the accounting treatment as reflected in the above-referenced filings of either the $1,000,000 three year convertible note issue to Triage Capital Management

(“Triage Note”) or the 6% senior secured convertible notes (“6% Notes”) for the following reasons.

In paragraph 8, the pronouncement requires an entity to “recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument(s) subject to that arrangement” if the requirements of paragraph 4 are met, which are: (1) the arrangement requires a registration statement to be declared effective by the SEC within a specified grace period or to maintain the effectiveness of a registration statement for a specified period of time and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement is not declared effective or if effectiveness is not maintained.

In addition, paragraphs 17-21 set forth transitional rules for registration arrangements, which are in effect at the time of adoption of the pronouncement. The issuer is required to complete the transition by reporting a change in accounting principle through a cumulative-effect adjustment to the opening balance of retained earnings as of the first interim period for the fiscal year in which the pronouncement is initially applied.  To determine the amount of the adjustment, the issuer makes a determination as to the probability of a payment under the contingent payment arrangement and if the payment amount can be reasonably estimated as of the adoption date of the pronouncement.

No cumulative effect adjustment need be made for the Triage Note because the registration rights agreement related to the Triage Note does not contain a penalty provision which is effective in the event the Company does not register the subsequent resale of securities issued upon conversion of the Triage Note or the accompanying warrants or if such a registration statement is no longer effective for any reason.  Because of the lack of such a penalty provision, FSP EITF 00-19-2 will have no effect on the Company’s accounting treatment of the Triage Note and accompanying warrants.

The 6% Notes are subject to a registration rights agreement, which contains such a penalty provision and which requires the Company to obtain an effective registration statement for the resale of the securities issued upon conversion of the senior secured convertible notes and upon the exercise of the related warrants and to maintain the effectiveness of the registration statement for a period of two years from the Closing Date of the issuance of the 6% Notes, which was April 16, 2005.

The Company made the determination that it was not probable that there would be a transfer of consideration under the registration payment arrangement affecting the 6% Notes, since the registration statement was effective at December 31, 2006 and the requirement to keep the registration statement effective was to expire on April 16, 2007.  This determination was made in light of the fact that the Company completed the registration process and did not foresee any reason why it would not be able to continue to maintain the effectiveness of the registration statement for the four month period. Example 4 in paragraph 11 of the pronouncement supports the conclusion that no transition adjustment need be made.

The Company recognizes, however, that even though no cumulative effect adjustment was required and although additional disclosures would need to be made regarding the contingent payment arrangement if there were still a requirement to keep the registration statement effective, since that requirement had expired as the Company filed its Quarterly Report on Form 10-Q for the period ending March 31, 2007, no additional disclosures was contained therein nor will there be in its future filings.

Please note the Triage Note and the 6% Notes will continue to be reported as derivative liabilities pursuant to EITF 00-19 and FASB 133 due to factors requiring such treatment independent of the presence of registration payment arrangements.

In addition, please be advised that Broadcast acknowledges the following:

(i)

The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

(ii)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

(iii)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded fully to all of the issues raised by the Commission.  If, however, you have any questions concerning any of the foregoing responses or desire additional information, please do not hesitate to call.

Sincerely,

/s/ Reed L. Benson

Reed L. Benson

Chief Financial Officer

cc:  Yolanda Crittendon

       Chuck Roe

       David Angerbauer